UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Brookfield Reinsurance Ltd.

(Name of Issuer)

Class A Exchangeable Limited Voting Shares

(Title of Class of Securities)

G16250105

(CUSIP Number)

Kathy Sarpash

c/o Brookfield Asset Management Ltd.

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3, Canada

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G16250105

1	NAMES OF REPORTING PERSONS Mr. Bruce Flatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,827,967*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,827,967*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,827,967*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Items 4 and 5 of this Amendment No. 3 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Person.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by Mr. Bruce Flatt (“Mr. Flatt”) to report the change in his beneficial ownership of class A exchangeable limited voting shares (the “Class A Exchangeable Shares”) of Brookfield Reinsurance Ltd., an exempted company limited by shares incorporated under the Companies Act 1981 of Bermuda, as amended (the “Issuer”), as a result of the automatic re-designation of all of the issued and outstanding class A-1 exchangeable non-voting shares (the “Class A-1 Exchangeable Shares”) of the Issuer into Class A Exchangeable Shares on a one-for-one basis.

Information and defined terms reported in the original Schedule 13D (including the Amendment No. 1 and Amendment No. 2 thereto) (the “Original Schedule 13D”) remain in effect except to the extent that they are amended or superseded by information contained in this Amendment No. 3.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented to include the information set forth in Items 4 and 5 of this Amendment No. 3.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented to include the information set forth in Item 5 of this Amendment No. 3 and the following:

On August 9, 2024, the Issuer’s bye-laws were amended to (i) implement a voting restriction on the Class A Exchangeable Shares whereby no shareholder will be able to vote more than 9.9% of the outstanding Class A Exchangeable Shares, even if their ownership exceeds 9.9% (the “Voting Restriction”), and (ii) provide for the automatic re-designation of all of the issued and outstanding Class A-1 Exchangeable Shares into Class A Exchangeable Shares on a one-for-one basis (the “Automatic Redesignation”). The Automatic Redesignation took effect on August 29, 2024.

Upon the effectiveness of the Automatic Redesignation, Mr. Flatt no longer owns any Class A-1 Exchangeable Shares and owns, directly and indirectly1, 15,827,967 Class A Exchangeable Shares. Due to the Voting Restriction, Mr. Flatt is deemed to carry voting rights representing only 9.9% of the outstanding Class A Exchangeable Shares immediately following the effectiveness of the Automatic Redesignation.

The Letter Agreement has been terminated by Mr. Flatt and the Issuer and is of no further force or effect as a result of the Automatic Redesignation.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Class A Exchangeable Shares set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference herein. The aggregate number and percentage of Class A Exchangeable Shares held by Mr. Flatt to which this Schedule 13D relates is 15,827,967 shares, constituting approximately 36.5% of the Issuer’s currently outstanding Class A Exchangeable Shares. The percentage of Class A Exchangeable Shares of the Issuer is based on an aggregate number of Class A Exchangeable Shares of 43,385,526 outstanding as of June 30, 2024, as disclosed in the Issuer’s interim report for the quarter ended June 30, 2024 filed with the Securities and Exchange Commission on August 14, 2024.

[1]	Including in certain instances through non-controlling interests.

(c) Other than the transactions described in this Amendment No. 3, there have been no transactions by Mr. Flatt in the Class A Exchangeable Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby supplemented to include the information set forth in Item 4 of this Amendment No. 3 and the following:

The Class A Exchangeable Shares are exchangeable into class A limited voting shares of Brookfield Corporation (the “Brookfield Class A Shares”) on a one-for-one basis. In light of this exchange feature, they are for economic purposes the same security. As a result, Mr. Flatt manages his investment in the Class A Exchangeable Shares and his investment in the Brookfield Class A Shares as a single portfolio and, as such, may from time to time enter into customary contracts, agreements, understandings or other arrangements that include the Class A Exchangeable Shares for the purposes of managing his overall investment portfolio.

Mr. Flatt has in the past and may in the future enter into loan facilities (collectively, the “Facilities”) with bank lenders (collectively, the “Lenders”) entitling Mr. Flatt to draw on the Facilities to manage his investments. Amounts drawn by Mr. Flatt under these Facilities are currently less than $25 million but can be drawn up to $150 million and may be secured by a pledge by Mr. Flatt of securities held within one or more collateral accounts with the Lenders (collectively, the “Accounts”). The Accounts may in the future include some or all of the 12.7 million Class A Exchangeable Shares directly owned by Mr. Flatt. The value of the loans that could be outstanding under the Facilities represents less than 10% of the current value of Mr. Flatt’s holdings of Brookfield Class A Shares on an as-exchanged basis. Upon the occurrence of certain events that are customary for this type of facility, the Lenders may exercise their rights to require Mr. Flatt to pre-pay the Facilities or post additional collateral or may take other remedies if the foregoing measures are not completed in a timely fashion.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 3, 2024
	By:	/s/ Bruce Flatt
Name: Bruce Flatt